Corporate Administration 5949 Sherry Lane, Suite 1050 Dallas, Texas 75225

Main: (214) 378-8992 Toll-Free: (800) 222-9583 Fax: (214) 378-8437

www.digrec.com

March 18, 2005

Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Digital Recorders, Inc. Registration Statement on Form S-l Filed January 4, 2005 File No. 333-121834

Form 8-K filed September 10, 2004 File No. 33-82870-A

Dear Ms, Holden:

Confirming a telephone conversation with Derek Swanson of your office on March 16, 2005, Digital Recorders, Inc. hereby affirms its obligation, that in order to respond to and dispose of the matter referenced above, to disclose in our upcoming annual report filed on Form 10-K for the period ended December 31, 2004, a discussion of why the company believes its disclosure controls were effective despite the identification by our former auditors, McGladrey & Pullen, of material weakness and reportable conditions in our internal controls over financial reporting for the year ended December 31, 2003.

Sincerely,

David L. Turney
Chairman, Chief Executive Officer
and President

cc: Derek Swanson, Esquire